Exhibit 11

INTERNATIONAL PAPER COMPANY

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (1)

(Unaudited)

(In millions, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Net earnings (loss)	$397	$371	$328	$764
Effect of dilutive securities	0	0	0	0

Net earnings (loss) – assuming dilution	$397	$371	$328	$764

Average common shares outstanding	430.1	426.1	429.5	424.8
Effect of dilutive securities
Restricted stock performance share plan	3.7	2.6	4.3	1.8
Stock options	0	0	0	0

Average common shares outstanding – assuming dilution	433.8	428.7	433.8	426.6

Basic earnings (loss) per common share	$0.92	$0.87	$0.76	$1.80

Diluted earnings (loss) per common share	$0.91	$0.87	$0.76	$1.79

Note: If an amount does not appear in the above table, the security was antidilutive for the periods presented.

(1)	Attributable to International Paper Company common shareholders.